May 18, 2010

Via EDGAR and Facsimile (703) 813-6967

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C., 20549

Attention:  Tarik Gause

Re:           Southern Products, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 23, 2010
File No.: 333-165692

Dear Mr. Gause:

I write on behalf of Southern Products, Inc., (the “Company”) in response to the Staff’s letter of May 17, 2010, by Amanda Ravitz, Branch Chief – Legal, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed April 23, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.	We note your response to our prior comment number one; however, since it appears that you neither own nor currently produce any of the items depicted, please remove the graphics from your prospectus.

In response to this comment, the Company has deleted all graphics from the prospectus.

. . .

. . .

. . .

Use of Proceeds, page 13

2.
In light of your disclosure that expenses of being a public company will be about $20,000 - $25,000 per year, highlight whether you have designated any of the offering proceeds to this purpose and revise your liquidity discussion on page 32 to discuss how you plan to meet these required expenses.

In response to this comment, the Company has added language to note 5 under the use of proceeds table explaining that it anticipates that approximately $4,000 of the amount designated for general and administrative expenses will be used for the legal and accounting costs it expects to incur as a result of becoming a public company.  To the extent that less than the maximum offering is subscribed, the Company intends to devote approximately 80% of the amount listed for General and Administrative expenses toward those accounting and legal costs.

The Company has also added a discussion to the liquidity and capital resources portion of the prospectus noting the fact that the Company expects to spend approximately $20,000 to $25,000 per year in accounting and legal expenses as a result of becoming a public company.  The discussion goes on to note that a portion of the proceeds from this Offering (approximately $4,000, if the maximum offering is subscribed) have been allocated toward such expenses.  In the event that the maximum offering is subscribed, this portion of the offering proceeds, together with unallocated cash on hand, should be sufficient to meet the Company’s expected legal and accounting expenses for the first three quarters of our fiscal year beginning February 28, 2010.  As explained in the new discussion, Tyler Richard has committed to funding the legal and accounting compliance expenses of the Company through additional infusions of equity or debt capital in the event that substantially less than the maximum offering is received, or in the event that sales revenues are insufficient to fund the Company’s required legal and accounting expenses beyond the first three quarters of the current fiscal year.

If demand for our product grows, page 8

3.	We note your revision in response to our prior comment number 11. Please include in the discussion the anticipated retail price for your basic model product as you have done on page 24.

In response to this comment, the Company has added a statement that it expects that its basic model product will retail for $300.

Competition, page 25

4.
We note your revision in response to our prior comment number 17.  Please explain your ability to compete potentially in terms of price when your cost per table appears to be greater than your competition’s retail price per table.

This statement was not intended by the Company to mean that it would compete solely on price, but instead that it could lower prices as part of a competitive strategy if necessary.  In response to this comment, the company has clarified the statement to explain that it will have the ability to lower its anticipated prices substantially if necessary in order to increase sales, as its costs per-table are relatively low in comparison to its anticipated retail prices.

Signatures

5.
Please have your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of your board of directors or persons performing similar functions sign the registration statement in their individual capacities.  Presently, the registration statement has only been signed by Mr. Tyler in his capacity as agent for the registrant.  See the requirements of Form S-1.

In response to this comment, the Company has added Tyler Richard’s signature in his capacity as Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and sole Director for the Company.

Thank you for your time and attention to this matter.  Please contact me with any additional questions or comments.

Very truly yours,

VOHWINKEL & ASSOCIATES
/s/ Rory Vohwinkel
Rory Vohwinkel, Esq.